

August 31, 2023

Warren Rehn
Chief Executive Officer
Golden Minerals Company
350 Indiana Street, Suite 650
Golden, CO 80401

Re: Golden Minerals Company
Registration Statement on Form S-1
Filed August 16, 2023
File No. 333-274011

Dear Warren Rehn:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed August 16, 2023

Experts, page 14

1. We note your disclosure that the consolidated financial statements as of December 31, 2022 and 2021, incorporated in this prospectus by reference to your Form 10-K for the year ended December 31, 2022, have been incorporated in reliance on the report of Armanino, LLP. We also note the 10-K filed on March 22, 2022 in which Plante & Moran audited the financial statements for fiscal year end December 31, 2021, and served as your independent auditor from 2013 to 2022. Please revise to reconcile these disclosures and file the consent of Plante & Moran as an exhibit to your registration statement.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Cheryl Brown, Staff Attorney, at (202) 551-3905 or Daniel Morris, Legal Branch Chief, at (202) 551- 3314 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Brian Boonstra, Esq.